@NOTES text:T. Rowe Price Equity Series, Inc. (the corporation) is registered under the Investment
Company Act of 1940. The Mid-Cap Growth Portfolio (the fund) is a diversified, open-end management investment company and is one of the portfolios established by the corporation. The fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. Shares of the fund are currently offered only through certain insurance companies as an investment medium for both variable annuity contracts and variable life insurance policies. The fund has two classes of shares: Mid-Cap Growth Portfolio, offered since
December 31, 1996, and Mid-
Cap Growth Portfolio - II, which was first offered on April
30, 2002. Mid-Cap Growth - II
sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a Board-approved
Rule 12b-1 plan.  Each class
has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.